SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Rouse Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

779287101
(CUSIP Number)

Christopher Wilson
Future Fund Board of Guardians
Level 43, 120 Collin Street
Melbourne VIC 3000, Australia
Telephone: +61 (03) 8656 6400

Copy to:

Gregory Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 100019-6099
(212) 859−8000

March 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 840
	8	SHARED VOTING POWER 11,584,901*
	9	SOLE DISPOSITIVE POWER 840
	10	SHARED DISPOSITIVE POWER 11,584,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,585,741*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.70%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,901 shares of Common Stock, representing 23.70% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” and, therefore, may be deemed to beneficially own 26,580,603 shares of Common Stock, representing 54.38% of the shares of Common Stock. See Item 5.

Item 1. Security and Issuer

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on January 23, 2012 (the “Original Schedule 13D”) and amended on March 13, 2012 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”).  This Amendment No. 2 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Rouse Properties, Inc., a Delaware corporation (the “Company”).

Item 3. Source and Amount of Funds or Other Consideration

The second paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock reported herein by Future Fund Board of Guardians (the “Reporting Person”) were received in connection with the spin-off of the Company by General Growth Properties, Inc (the “Spin-off”). The number of shares of Common Stock received in the Spin-off by or on behalf of Brookfield Retail Holdings LLC (“BRH”), Brookfield Retail Holdings II LLC (“BRH II”), Brookfield Retail Holdings III LLC (“BRH III”), Brookfield Retail Holdings IV-A LLC (“BRH IV-A”), Brookfield Retail Holdings IV-B LLC (“BRH IV-B”), Brookfield Retail Holdings IV-C LLC (“BRH IV-C”), Brookfield Retail Holdings IV-D LLC (“BRH IV-D”) and Brookfield Retail Holdings V LLC (“BRH V”) (each, an “Investment Vehicle”) are set forth in Item 5.  In addition, BRH V received shares of Common Stock, the number of which is set forth in Item 5, in connection with its exercise of rights received in the Rights Offering (defined in Item 4).

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include:

Prior to the expiration on March 16, 2012 of the rights offering, which the Company conducted for up to 13,333,333 shares of Common Stock (the “Rights Offering”), BRH V exercised its basic subscription right to purchase its pro rata proportion of the shares of Common Stock offered in the Rights Offering and its over-subscription privilege to purchase additional shares of Common Stock offered in the Rights Offering.  As a result of the exercise of its basic subscription rights and over-subscription privilege in the Rights Offering, BRH V acquired beneficial ownership of an additional 2,565,534 shares of Common Stock, on March 26, 2012, upon the closing of the Rights Offering.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the close of business on March 26, 2012, the Investment Vehicles beneficially owned the shares of Common Stock indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 35,546,639 shares of Common Stock reported by the Company as being outstanding as of January 23, 2012 following the Spin-off plus the 6,979,321 shares of Common Stock issued pursuant to the Rights Offering on March 26, 2012 and 6,354,012  shares of Common Stock issued on March 26, 2012 pursuant to the Standby Agreement.

Reporting Person	Common Stock	Beneficial Ownership
BRH	2,946,661	6.03%
BRH II	2,012,058	4.12%
BRH III	2,307,948	4.72%
BRH IV-A	265,725	0.54%
BRH IV-B (1)	530,635	1.09%
BRH IV-C (1)	177,774	0.36%
BRH IV-D	178,393	0.36%
BRH V (2)	3,165,707	6.48%
Total:	11,584,901	23.70%
Brookfield Retail Holdings R 1 Inc. (“Holdco 1”)	9,019,367	18.45%

(1)
The shares of Common Stock are held directly by Holdco 1 and indirectly held by Brookfield US Retail Holdings LLC (“BUSRH”), which owns a number of shares in Holdco 1 proportionate to such number of shares of Common Stock.  Pursuant to an agreement between BRH IV-B, Brookfield Asset Management Inc. (“Brookfield”) and BUSRH  and an agreement between BRH IV-C, Brookfield and BUSRH, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with BUSRH) over the shares of Common Stock held indirectly by BUSRH.

(2)	2,565,534 shares of Common Stock are held directly by BRH V and not indirectly through Holdco 1.

Additionally, the Reporting Person has sole voting and investment power with respect to 840 Additional Shares representing beneficial ownership of less than 0.01% of the shares of Common Stock outstanding.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Reporting Person under the Operating Agreement of BRH II, to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II, which owns more than 22% of the aggregate ownership interests held by the Investment Vehicles, to direct Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP (“BAM Canada”) on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), the Reporting Person may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield Retail Split LP, Brookfield US Holdings Inc., Brookfield US Corporation (“BUSC”) and Brookfield REP GP Inc., Holdco 1, China Investment Corporation, Stable Investment Corporation and Best

Investment Corporation (collectively, the “Other Filers”).  Following the consummation of the purchases required by the terms of the Standby Agreement, the Reporting Person may be deemed to beneficially own 14,995,702 shares of Common Stock held by Brookfield Retail Holdings VI LLC indirectly through Brookfield Retail Holdings R 2 Inc. as of March 26, 2012, which shares are not subject to the Operating Agreement or the Voting Agreement. Taking into account the Reporting Person’s beneficial ownership in the Common Stock held by the Investment Vehicles, this would constitute a beneficial ownership of 54.38% of the outstanding Common Stock.  None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.

(c) Except as otherwise described in Item 4, the Reporting Person has not effected any transaction in Common Stock since the date of Amendment No. 1.

(d) Pursuant to the terms of the Operating Agreements, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a Class B interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D, which entitles Brookfield (US) Investments Ltd. to receive a portion (up to 20%) of the aggregate investment proceeds distributed to non-managing members or limited partners, as applicable, of such Investment Vehicles.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2012	FUTURE FUND BOARD OF GUARDIANS

	By:	/s/ Barry Brakey
Name: Barry Brakey
Title: Authorized Signatory

By:	/s/ Robyn Marie Fry
Name: Robyn Marie Fry
Title: Authorized Signatory